SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3
                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                              MedCath Incorporated
                              (Name of the Issuer)

                             MCTH Acquisition, Inc.
                             MedCath Holdings, Inc.
                              MedCath Incorporated
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   0005840501
                      (CUSIP Number of Class of Securities)
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

             Edward A. Gilhuly                     Paul B. Queally                     Stephen R. Puckett
        c/o MedCath Holdings, Inc.           c/o MedCath Holdings, Inc.               MedCath Incorporated
       Kohlberg Kravis Roberts & Co.       Welsh, Carson, Anderson & Stowe        7621 Little Avenue, Suite 106
      2800 Sand Hill Road, Suite 200               320 Park Avenue               Charlotte, North Carolina 28226
       Menlo Park, California 94025           New York, New York 10022                   (704) 541-3228
              (650) 233-6560                       (212) 893-9500

                                 with copies to:

          Gary I. Horowitz, Esq.              Karen C. Wiedemann, Esq.                Richard W. Cass, Esq.
        Simpson Thacher & Bartlett      Reboul, MacMurray, Hewitt, Maynard &        Wilmer Cutler & Pickering
           425 Lexington Avenue                        Kristol                         2445 M Street, N.W.
         New York, New York 10017               45 Rockefeller Plaza                  Washington, D.C. 20037
              (212) 455-2000                  New York, New York 10111                    (202) 663-6000
                                                   (212) 841-5700



This statement is filed in connection with (check the appropriate box):
a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c. [ ]  A tender offer.
d. [ ]  None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

                                 CALCULATION OF FILING FEE
               =============================================================== ====================
               --------------------------------------------------------------- --------------------
               Transaction Value*                                               Amount of Filing
                                                                                       Fee
               --------------------------------------------------------------- --------------------
               $223,963,849. . . . . . . . . . . . . . . . . . . . . . . . .         $44,793
               =============================================================== ====================


               * For purposes of calculating the fee only. Assumes purchase of
                 11,670,401 shares of Common Stock, par value $.01 per share, of MedCath Incorporated at $19.00 per share.

         Check box if any of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
            Amount previously paid:  $44,350
            Form or registration no.:  Preliminary Proxy Statement on
                                        Schedule 14A
            Filing party:  MedCath Incorporated
            Date filed:    April 15, 1998

         This Rule 13e-3 Transaction Statement (the "Statement") is being filed in connection with the filing by MedCath Incorporated ("MedCath" or the "Company") with the Securities and Exchange Commission (the "Commission") 11 April 15, 1998 of a Proxy Statement on Schedule 14A (as amended, the "Proxy Statement") in connection with a special meeting of the shareholders of MedCath. At such meeting, the shareholders of MedCath will vote upon, among other things, the adoption of an Agreement and Plan of Merger dated as of March 12, 1998 (the "Merger Agreement") by and among MedCath, MCTH Acquisition, Inc. and MedCath Holdings, Inc., pursuant to which MCTH Acquisition, Inc., a wholly-owned subsidiary of MedCath Holdings, Inc., will be merged with and into MedCath.

         The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of this Statement. The information in the Schedule 14A which is attached hereto as Exhibit (d)(3), including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement.

                              CROSS REFERENCE SHEET
                                                                Caption or Location in the
Item in Schedule 13E-3                                               Proxy Statement
-----------------------                                               ----------------
Item 1(a)                              Outside Front Cover Page; "Introduction"; "Summary--Parties to the Merger"
Item 1(b)                              Outside Front Cover Page; "Summary--Record Date and Quorum"; "--Market Prices
                                       of Common Stock and Dividends"
Item 1(c)                              "Summary--Market Prices of Common Stock and Dividends"
Item 1(d)                              "Summary--Market Prices of Common Stock and Dividends"
Item 1(e)                              "Summary--Market Prices of Common Stock and Dividends"
Item 1(f)                              None
Item 2(a)                              "Summary--Parties to the Merger"; "Certain Information Concerning the Parent
                                       and the Acquiror"
Item 2(b)                              "Summary--Parties to the Merger"; "Certain Information Concerning the Parent
                                       and the Acquiror"
Item 2(c)                              "Summary--Parties to the Merger"; "Certain Information Concerning the Parent
                                       and the Acquiror"
Item 2(d)                              "Summary--Parties to the Merger"; "Certain Information Concerning the Parent
                                       and the Acquiror"
Item 2(e)                              None
Item 2(f)                              None
Item 2(g)                              "Summary--Parties to the Merger"; "Certain Information Concerning the Parent
                                       and the Acquiror"
Item 3(a)(1)                           None
Item 3(a)(2)                           "Summary--Conflicts of Interest"; "--Certain Effects of the Merger"; "Special
                                       Factors--Background of the Merger"; "--Conflicts of Interest";  "--Certain Effects
                                       of the Merger"

Item 3(b)                              "Summary--Conflicts of Interest"; "--Certain Effects of the Merger"; "Special
                                       Factors--Background of the Merger"; "--Conflicts of Interest"; "--Certain Effects
                                       of the Merger"

Item 4(a)                              "Introduction"; "Summary--The Merger"; "--Effective Time of the Merger
                                       and Payment for Shares"; "--Certain Effects of the Merger"; "--Conditions to the
                                       Merger, Termination and Expenses"; "--Rights of Dissenting Shareholders"; "The
                                       Merger"; "Rights of Dissenting Shareholders";

                                       3



                                       Appendix A
Item 4(b)                              "Introduction"; "Summary--Purpose of the Special Meeting"; "--Parties to the
                                       Merger"; "--Purpose and Reasons of the Parent and the Acquiror for the
                                       Merger"; "--Conflicts of Interest"; "--Rights of Dissenting Shareholders";
                                       "Special Factors--Purpose and Reasons of the Parent and the Acquiror for the
                                       Merger"; "--Conflicts of Interest"; "--Certain Effects of the Merger"; "The
                                       Merger--Termination Fee"; "Rights of Dissenting Shareholders"
Item 5(a), (b)                         "Summary--Purpose and Reasons of the Parent and the Acquiror for the
                                       Merger"; "--Conflicts of Interest"; "--Certain Effects of the Merger";
                                       "--Financing of the Merger"; "Special Factors--Background of the Merger";
                                       "--Purpose and Reasons of the Parent and the Acquiror for the Merger";
                                       "--Conflicts of Interest"; "--Certain Effects of the Merger"; "--Conduct of
                                       MedCath's Business After the Merger"
Item 5(c)                              "Special Factors--Conduct of MedCath's Business After the Merger"
Item 5(d)                              "Summary--Financing of the Merger"; "--Market Prices of Common Stock and
                                       Dividends"; "The Merger--Financing"; "Summary--Conflicts of Interest"; Special
                                       Factors--Conflicts of Interest"
Item 5(e)                              "Summary--Financing of the Merger"; "--Certain Effects of the Merger";
                                       "Special Factors--Certain Effects of the Merger"; "--Conduct of MedCath's
                                       Business After the Merger"; "The Merger--Financing"
Item 5(f), (g)                         "Summary--Certain Effects of the Merger"; "Special Factors--Certain Effects
                                       of the Merger"
Item 6(a)                              "Summary--Financing of the Merger"; "The Merger--Financing"
Item 6(b)                              "The Merger--Expenses of the Transaction"
Item 6(c)                              "Summary--Financing of the Merger"; "The Merger--Financing"
Item 6(d)                              Not applicable
Item 7(a)-(c)                         "Summary"; "Special Factors--Background of the Merger"; "--The Special
                                       Committee's and the Board's Recommendation"; "--Opinion of Financial Advisor";
                                       "--Purpose and Reasons of the Parent and the Acquiror for the Merger";
                                       "--Conflicts of Interest"
Item 7(d)                              "Summary--The Merger"; "--Purpose and Reasons of the Parent and the Acquiror for
                                       the Merger"; "--Certain Effects of the Merger"; "--Federal Income Tax
                                       Consequences"; "--Accounting Treatment"; "--Financing of the Merger"; "--Rights of
                                       Dissenting Shareholders"; "Special Factors--Background of the Merger"; "--Purpose
                                       and Reasons of the Parent and the Acquiror for the Merger"; "--Conflicts of
                                       Interest"; "--Certain Effects of the Merger"; "--Conduct of MedCath's Business
                                       After the Merger"; "The Merger--Financing"; "--Accounting Treatment"; "Rights of
                                       Dissenting Shareholders"; "Federal Income Tax Consequences"; "Principal
                                       Shareholders and Stock Ownership of Management"
Item 8(a), (b)                         "Summary--The Special Committee's and the Board's Recommendation"; "--Opinion
                                       of Financial Advisor"; "--Position of the Parent and the Acquiror as to
                                       Fairness of the Merger"; "--Conflicts of Interest"; "--Rights of Dissenting
                                       Shareholders"; "Special Factors--Background of the Merger"; "--The Special
                                       Committee's and the Board's Recommendation"; "--Opinion of Financial
                                       Advisor"; "--Position of the Parent and the Acquiror as to Fairness of the
                                       Merger"; "--Conflicts of Interest"; "Rights of Dissenting Shareholders"
Item 8(c)                              "Introduction"; "Summary--Vote Required"; "Special Factors--The Special
                                       Committee's and the Board's Recommendation; "The Special Meeting--Voting
                                       Procedures"; "The Merger--Conditions"

                                      4


Item 8(d)                              "Summary--The Special Committee's and the Board's Recommendation";
                                       "--Opinion of Financial Advisor"; "Special Factors--Background of the
                                       Merger"; "--The Special Committee's and the Board's Recommendation";
                                       "--Opinion of Financial Advisor"
Item 8(e)                              "Summary--The Special Committee's and the Board's Recommendation";
                                       "--Conflicts of Interest"; "Special Factors--The Special Committee's and the
                                       Board's Recommendation"; "--Conflicts of Interest"
Item 8(f)                              None
Item 9(a)-(c)                          "Summary--The Special Committee's and the Board's Recommendation"; "--Opinion of
                                       Financial Advisor"; "Special Factors--The Special Committee's and the Board's
                                       Recommendation"; "--Opinion of Financial Advisor"; Appendix B
Item 10(a)                             "Summary--Conflicts of Interest"; "Special Factors--Conflicts of Interest";
                                       "Principal Shareholders and Stock Ownership of Management"
Item 10(b)                             None
Item 11                                "Summary--Vote Required"; "--Parties to the Merger"; "--Conflicts of
                                       Interest"; "--Financing of the Merger"; "Special Factors--Background of the
                                       Merger"; "--Conflicts of Interest"; "--Certain Effects of the Merger"; "The
                                       Merger--Financing"
Item 12(a), (b)                        "Introduction"; "Summary--Vote Required"; "--Purpose and Reasons of the
                                       Parent and the Acquiror for the Merger";  "--The Special Committee's and the
                                       Board's Recommendation"; "Special Factors--Purpose and Reasons of the
                                       Parent and the Acquiror for the Merger"; "--The Special Committee's and the
                                       Board's Recommendation"; "The Special Meeting--Voting Procedures"
Item 13(a)                             "Summary--Rights of Dissenting Shareholders"; "Rights of Dissenting
                                       Shareholders"; Appendix C
Item 13(b)                             Not applicable
Item 13(c)                             Not applicable
Item 14(a)                             "Selected Consolidated Financial Data"; "Incorporation of Certain Documents
                                       by Reference"
Item 14(b)                             Not applicable
Item 15(a)                             "Summary--Parties to the Merger"; "--Conflicts of Interest"; "--Financing of the
                                       Merger"; "Special Factors--Conflicts of Interest"; "The Special Meeting--Proxy
                                       Solicitation"; "The Merger--Termination Fee"; "--Financing"; "--Expenses"
Item 15(b)                             "The Special Meeting--Proxy Solicitation"
Item 16                                Proxy Statement
Item 17(a)-(f)                         Not applicable

Item 1.  Issuer and Class of Security Subject to the Transaction.

         (a) The information set forth on the cover page to the Proxy Statement and in the sections entitled "Introduction" and "Summary--Parties to the Merger" of the Proxy Statement is incorporated herein by reference

         (b) The information set forth on the cover page to the Proxy Statement and in the sections entitled "Summary--Record Date and Quorum" and "--Market Prices of Common Stock and Dividends" of the Proxy Statement is incorporated herein by reference.

         (c) The information set forth in the section entitled "Summary--Market Prices of Common Stock and Dividends" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth in the section entitled "Summary--Market Prices of Common Stock and Dividends" of the Proxy Statement is incorporated herein by reference.

         (e) The information set forth in the section entitled "Summary--Market Prices of Common Stock and Dividends" of the Proxy Statement is incorporated herein by reference.

         (f)  None.

Item 2.  Identity and Background.

         (a)-(d), (g) The information set forth in the sections entitled "Summary--Parties to the Merger" and "Certain Information Concerning the Parent and the Acquiror" of the Proxy Statement is incorporated herein by reference.

         (e), (f) Neither Parent, Acquiror nor any executive officer, director or person controlling Parent or Acquiror has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.  Past Contacts, Transactions or Negotiations.

         (a)(1)  None.

         (a)(2) The information set forth in the sections entitled "Summary--Conflicts of Interest," "--Certain Effects of the Merger," "Special Factors--Background of the Merger," "--Conflicts of Interest" and "--Certain Effects of the Merger" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in the sections entitled
"Summary--Conflicts of Interest," "--Certain Effects of the Merger," "Special Factors--Background of the Merger," "--Conflicts of Interest" and "--Certain Effects of the Merger" of the Proxy Statement is incorporated herein by reference.

Item 4.  Terms of the Transaction.

         (a) The information set forth in the sections entitled "Introduction," "Summary--The Merger," "--Effective Time of the Merger and Payment for Shares," "--Certain Effects of the Merger," "--Conditions to the Merger, Termination and Expenses," "--Rights of Dissenting Shareholders," "The Merger" and "Rights of Dissenting Shareholders" of the Proxy Statement and Appendix A to the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in the sections entitled "Introduction," "Summary--Purpose of the Special Meeting," "--Parties to the Merger," "--Purpose and Reasons of the Parent and the Acquiror for the Merger," "--Conflicts of Interest," "--Rights of Dissenting Shareholders," "Special Factors--Purpose and Reasons of the Parent and the Acquiror for the Merger," "--Conflicts of Interest," "--Certain Effects of the Merger" "The Merger--Termination Fee" and "Rights of Dissenting Shareholders" of the Proxy Statement is incorporated herein by reference.

Item 5.  Plans or Proposals of the Issuer or Affiliate.

         (a)-(b) The information set forth in the sections entitled "Summary--Purpose and Reasons of the Parent and the Acquiror for the Merger," "--Conflicts of Interest," "--Certain Effects of the Merger," "--Financing of the Merger," "Special Factors--Background of the Merger," "--Purpose and Reasons of the Parent and the Acquiror for the Merger," "--Conflicts of Interest," "--Certain Effects of the Merger" and "--Conduct of MedCath's Business After the Merger" of the Proxy Statement is incorporated herein by reference.

         (c) The information set forth in the section entitled "Special Factors--Conduct of MedCath's Business After the Merger" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth in the sections entitled
"Summary--Financing of the Merger," "--Market Prices of Common Stock and Dividends," "The Merger--Financing," "Summary--Conflicts of Interest" and "Special Factors--Conflicts of Interest" of the Proxy Statement is incorporated herein by reference.

         (e) The information set forth in the sections entitled
"Summary--Financing of the Merger," "--Certain Effects of the Merger," "Special Factors--Certain Effects of the Merger," "--Conduct of MedCath's Business After the Merger" and "The Merger--Financing" of the Proxy Statement is incorporated herein by reference.

         (f)-(g) The information set forth in the sections entitled "Summary--Certain Effects of the Merger" and "Special Factors--Certain Effects of the Merger" of the Proxy Statement is incorporated herein by reference.

Item 6.  Source and Amount of Funds or Other Consideration.

         (a) The information set forth in the sections entitled
"Summary--Financing of the Merger" and "The Merger--Financing" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in the section entitled "The Merger--Expenses of the Transaction" of the Proxy Statement is incorporated herein by reference.

         (c) The information set forth in the sections entitled
"Summary--Financing of the Merger" and "The Merger--Financing" of the Proxy Statement is incorporated herein by reference.

         (d) Not applicable.

Item 7.  Purpose(s), Alternatives, Reasons and Effects.

         (a)-(c) The information set forth in the sections entitled "Summary," "Special Factors--Background of the Merger," "--The Special Committee's and the Board's Recommendation," "--Opinion of Financial Advisor," "--Purpose and Reasons of the Parent and the Acquiror for the Merger" and "--Conflicts of Interest" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth in the sections entitled "Summary--The Merger," "--Purpose and Reasons of the Parent and the Acquiror for the Merger," "--Certain Effects of the Merger," "--Federal Income Tax Consequences," "--Accounting Treatment," "--Financing of the Merger," "--Rights of Dissenting Shareholders," "Special Factors--Background of the Merger"; "--Purpose and Reasons of the Parent and the Acquiror for the Merger," "--Conflicts of Interest," "--Certain Effects of the Merger," "--Conduct of MedCath's Business After the Merger," "The Merger--Financing," "--Accounting Treatment," "Rights of Dissenting Shareholders," "Federal Income Tax Consequences" and "Principal Shareholders and Stock Ownership of Management" of the Proxy Statement is incorporated herein by reference.

Item 8.  Fairness of the Transaction.

         (a)-(b) The information set forth in the sections entitled "Summary--The Special Committee's and the Board's Recommendation," "--Opinion of Financial Advisor," "--Position of the Parent and the Acquiror as to Fairness of the Merger," "--Conflicts of Interest," "--Rights of Dissenting Shareholders," "Special Factors--Background of the Merger," "--The Special Committee's and the Board's Recommendation," "--Opinion of Financial Advisor," "--Position of the Parent and the Acquiror as to Fairness of the Merger," "--Conflicts of Interest" and "Rights of Dissenting Shareholders" of the Proxy Statement are incorporated herein by reference.

         (c) The information set forth in the sections entitled "Introduction," "Summary--Vote Required," "Special Factors--The Special Committee's and the Board's Recommendation," "The Special Meeting--Voting Procedures" and "The Merger--Conditions" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth in the sections entitled "Summary--The Special Committee's and the Board's Recommendation," "--Opinion of Financial Advisor," "Special Factors--Background of the Merger," "--The Special Committee's and the Board's Recommendation" and "--Opinion of Financial Advisor" of the Proxy Statement is incorporated herein by reference.

         (e) The information set forth in the sections entitled "Summary--The Special Committee's and the Board's Recommendation," "--Conflicts of Interest," "Special Factors--The Special Committee's and the Board's Recommendation" and "--Conflicts of Interest" of the Proxy Statement is incorporated herein by reference.

         (f)  None.

Item 9.  Reports, Opinions, Appraisals and Certain Negotiations.

         (a)-(c) The information set forth in the sections entitled "Summary--The Special Committee's and the Board's Recommendation," "--Opinion of Financial Advisor," "Special Factors--The Special Committee's and the Board's Recommendation" and "--Opinion of Financial Advisor" of the Proxy Statement and in Appendix B to the Proxy Statement is incorporated herein by reference.

Item 10.  Interest in Securities of the Issuer.

         (a) The information set forth in the sections entitled
"Summary--Conflicts of Interest," "Special Factors--Conflicts of Interest," "Principal Shareholders and Stock Ownership of Management" of the Proxy Statement is incorporated herein by reference.

         (b)  None.

Item 11.  Contracts, Arrangements or Understandings With Respect to the Issuer's
             Securities.

         The information set forth in the sections entitled "Summary--Vote Required," "--Parties to the Merger," "--Conflicts of Interest," "--Financing of the Merger," "Special Factors--Background of the Merger," "--Conflicts of Interest," "--Certain Effects of the Merger" and "The Merger--Financing" of the Proxy Statement is incorporated herein by reference.

Item 12. Present Intention and Recommendation of Certain Persons With Regard to the Transaction.

         (a)-(b) The information set forth in the sections entitled "Introduction," "Summary--Vote Required," "--Purpose and Reasons of the Parent and the Acquiror for the Merger," "--The Special Committee's and the Board's Recommendation," "Special Factors--Purpose and Reasons of the Parent and the Acquiror for the Merger," "--The Special Committee's and the Board's Recommendation" and "The Special Meeting--Voting Procedures" of the Proxy Statement is incorporated herein by reference.

Item 13.  Other Provisions of the Transaction.

         (a) The information set forth in the sections entitled "Summary--Rights of Dissenting Shareholders" and "Rights of Dissenting Shareholders" of the Proxy Statement and in Appendix C to the Proxy Statement is incorporated herein by reference.

         (b) Not applicable.

         (c) Not applicable.

Item 14.  Financial Information.

         (a) The information set forth in the section entitled "Selected Consolidated Financial Data" of the Proxy Statement and in the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1997 (as amended) and the Unaudited Condensed Consolidated Financial Statements included in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1997, which are incorporated by reference in the Proxy Statement, is incorporated herein by reference.

         (b) Not applicable.

Item 15.  Persons and Assets Employed, Retained or Utilized.

         (a) The information set forth in the sections entitled
"Summary--Parties to the Merger," "--Conflicts of Interest," "--Financing of the Merger," "Special Factors--Conflicts of Interest," "The Special Meeting--Proxy Solicitation," "The Merger--Termination Fee," "--Financing" and "--Expenses" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in the section entitled "The Special Meeting--Proxy Solicitation" of the Proxy Statement is incorporated herein by reference.

Item 16.  Additional Information.

         The entirety of the Proxy Statement is incorporated herein by reference.

Item 17.  Material to be Filed as Exhibits.

         (b)(1) Opinion of Goldman, Sachs & Co. dated _____________, 1998 (included as Appendix B to the preliminary Proxy Statement, which is filed herewith as Exhibit (d)(3)).

         (c)(1) Agreement and Plan of Merger dated as of March 12, 1998 among MedCath Incorporated, MCTH Acquisition, Inc. and MedCath Holdings, Inc.(included as Appendix A to the preliminary Proxy Statement, which is filed herewith as Exhibit (d)(3)).

         (d)(1)   Preliminary copy of Letter to Shareholders.

         (d)(2)   Preliminary copy of Notice of Special Meeting of Shareholders.

         (d)(3)   Preliminary Proxy Statement.

         (d)(4)   Form of Proxy.

         (d)(5) Press Release issued by MedCath Incorporated dated as of March 13, 1998 (incorporated by reference to Current Report on Form 8-K filed by MedCath on March 23, 1998).

         (e) Article 13 of the North Carolina Business Corporation Act (included as Appendix C to the preliminary Proxy Statement, which is filed herewith as Exhibit (d)(3)).

         (f)      Not applicable.

                                   SIGNATURES

                  After due inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                           MEDCATH INCORPORATED

                                           By: ________________________________
                                            Name:
Dated:  April 15, 1998                      Title:


                                           MCTH ACQUISITION, INC.

                                           By: ________________________________
                                            Name:
Dated:  April 15, 1998                      Title:


                                           MEDCATH HOLDINGS, INC.

                                           By: ________________________________
                                            Name:
Dated:  April 15, 1998                      Title:

                                  EXHIBIT INDEX

    Exhibit Number                                                                                  Page Number
    --------------                                                                                  -----------
        d(1)         Preliminary copy of Letter to Shareholders.
        d(2)         Preliminary copy of Notice of Special Meeting of Shareholders.
        d(3)         Preliminary Proxy Statement.
        d(4)         Form of Proxy.



